FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Roadnet Technologies and Magic Software Cooperate to Deliver Integrated Transportation Management Solutions

PRESS RELEASE

Roadnet Technologies and Magic Software Cooperate to Deliver Integrated Transportation Management Solutions

Laguna Hills, Calif., USA, August 08, 2011 – Magic Software Enterprises Inc., a subsidiary of Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, today announced a technology and marketing cooperation agreement with Roadnet Technologies Inc., formerly known as UPS Logistics Technologies.

Roadnet Technologies and Magic Software will cooperate to provide integration to the Roadnet Transportation Suite using Magic Software’s iBOLT business integration platform. Roadnet provides optimized street-level route plans, real-time wireless dispatch and GPS, and strategic territory planning and analysis for companies of all sizes in multiple industries.

 “We were impressed that Magic Software offers the iBOLT integration platform with more than 50 adapters, wizards, services and methods, enabling us to create continuous business processes between Roadnet and other enterprise applications and systems,” said Len Kennedy, Chief Executive Officer of Roadnet Technologies. “This agreement is good news for customers and partners of Roadnet Technologies and Magic Software who are looking to better integrate business processes for transportation management – a matter of great importance as more companies seek ways to improve fuel efficiency, reduce operational costs, and create ‘greener’ business practices.”

iBOLT is a business integration platform that quickly and cost-effectively integrates enterprise software applications running on diverse databases, operating systems, and platforms.

Implementing a wide range of certified and optimized connectors and adaptors, iBOLT can integrate a wide range of leading ERP, CRM, SCM, accounting, and other enterprise systems such as SAP, Salesforce.com, Oracle JD Edwards, Lotus Notes, Microsoft Office, IBM i (AS/400), HL7, Google Apps, and many more. iBOLT is used in hundreds of integration projects worldwide, including in manufacturing and distribution companies such as Vishay Intertechnology, adidas Canada, and Optik.

“We look forward to providing iBOLT integration for Roadnet Technologies’ fleet management systems,” said Regev Yativ, President and CEO of Magic Software Enterprises Americas. “Roadnet Technologies has more than two decades of experience in improving operations for thousands of companies so this cooperation represents an opportunity to offer our solutions to a large installed base of customers.”

About Roadnet Technologies Inc.

With headquarters in Baltimore, Roadnet provides transportation management for 190,000 vehicles through 3,400 installations worldwide, representing a variety of industries. Specific transportation management applications provide street-level route plans, real-time wireless dispatch and GPS and strategic territory planning. Customers use the technology and tools for effective fuel management and driver productivity. For more information, visit www.roadnet.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, the integration of the newly acquired IT services assets and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. Roadnet® is a registered trademark of Roadnet Technologies. All other trademarks are the trademarks of their respective owners.

Magic Software Media Contacts:

USA

Cathy Caldeira

Metis Communications

Tel: +1-617-236-0500

Email: magicsoftware@metiscomm.com

Other:

Tania Amar
Magic Software
Tel: +972 (0)3 538 9300
Email: Tania@magicsoftware.com

Roadnet Technologies Media Contact:

Cyndi Brandt

Roadnet Technologies
Tel. +1 410 847 1900
Email info@roadnet.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Roadnet Technologies and Magic Software Cooperate to Deliver Integrated Transportation Management Solutions

Exhibit 10.1